PEARLMAN SCHNEIDER LLP Attorneys-at-Law 2200 Corporate Boulevard, N.W., Suite 210 Boca Raton, Florida 33431-7307

James M. Schneider, Esq.	Telephone: (561) 362-9595
Charles B. Pearlman, Esq	Facsimile: (561) 362-9612
Brian A. Pearlman, Esq.

June 30, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4631

Attn: Katherine Wray

Re:	OICco Acquisition IV, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
File No. 333-165760
Filed June 11, 2014

Dear Sirs:

On behalf of OICco Acquisition IV, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated June 23, 2014. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter

Risk Factors, page 15

Comment 1.	Your response to prior comment 11 advises that the $50,000 note from VapAria’s founders has been extended through July 1, 2014. Please add a risk factor to clarify that without further funding you are likely required to renegotiate or default on this loan, even if the merger is approved and all of the escrow proceeds of $20,000 are available to repay the loan.

Response:	The following risk factor has been added on page 45.

“We will require further funding to satisfy the $50,000 note from our founders. The $50,000 note from our founders has been extended through July 1, 2014. Without further funding, we will likely be required to renegotiate or default on this loan, even if the Share Exchange Agreement and Plan of Reorganization is approved and all escrow proceeds of $20,000 are available to repay the loan. There are no assurances of further funding and we are not certain that we will be able to renegotiate the loan on reasonable terms.”

United States Securities and Exchange Commission

June 6, 2014

Comment 2.	We note that VapAria’s Exclusive License and Option to License Agreement requires a payment of up to $5 million to obtain the licenses related to your therapeutic use-related patents and that you are required to pay a 10% dividend for your to be issued convertible preferred stock. Since both of these transactions may be paid with equity in lieu of cash, please add a risk factor to discuss the potential dilution that may occur if you are unable to raise sufficient operating cash flow or non-equity financing.

Response:	The following risk factor has been added on page 17.

“There is a potential dilution of our equity arising from VapAria’s Exclusive License and Option to License Agreement (the “Agreement”). Assuming the Share Exchange Agreement and Plan of Reorganization is approved, the Agreement requires payment of up to $5 million to obtain the licenses related to certain patents. In addition, we will be required to pay a 10% dividend on the to-be-issued 10% Series A convertible preferred stock. Since both of these transactions may be paid with equity in lieu of cash, the payment in equity may cause dilution to our stockholders.”

VapAria Corporation

Acquisition Candidate, page 33

Comment 3.	In your response to prior comment 7, you disclose that your operations are conducted by Alexander Chong and William Bartkowski through the Chong Corporation pursuant to Section 13 of the Exclusive License and Option to License Agreement. It appears Section 13 of the agreement refers to expenses and costs related to patent prosecution and the maintenance of your patents or patent applications. Please clarify whether VapAria conducts, or plans to conduct, any licensing or research and development activities, and if so, whether such activities are outsourced to the Chong Corporation, requiring fees to be paid or reimbursement of expenses. In this regard, we note that your disclosure on page 41 indicates that you plan to apply future potential proceeds to build prototypes and to market and promote your technology.

Response:	The following insert has been added on page 33.

“While VapAria has historically outsourced its licensing and research and development activities to Chong Corporation, it is the intention of VapAria, that upon funding, it will no longer outsource such activities requiring fees to be paid or reimbursement of expenses to the Chong Corporation.”

United States Securities and Exchange Commission

June 6, 2014

Exhibits

Comment 4.	Please refile your Exhibits 3(c), 10(c), and 10(d), originally filed with your post-effective amendment filed on June 9, 2014, in a proper electronic format. We refer you to Section 2.1 of the EDGAR Filer Manual-Volume II and Rule 102 of Regulation S-T for further guidance.

Response:	We have refiled Exhibits 3(c), 10(c) and 10(d) in proper electronic format.

We have also included an updated consent from the auditor.

Under separate cover we will be requesting acceleration.

Sincerely,

Charles B. Pearlman

CBP/sm

Enclosure